15 Secor Road
Brookfield, CT 06804
203 775-9000
www.photronics.com

April 10, 2008

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. Kevin Vaughn
Branch Chief

Re:	Photronics, Inc.
Form 10-K for the fiscal year ended October 28, 2007
File No. 0-15451

Dear Mr. Vaughn:

     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission" or the "Staff") in a letter dated March 28, 2008 (the "Comment Letter") with respect to Photronics, Inc. (the "Company") Form 10-K for the fiscal year ended October 28, 2007 File No. 0-15451.

     The Company is writing to respond to the Comment Letter. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in bold italics for your reference. All pages referenced in the responses set forth below refer to the pages of the Form 10-K.

Form 10-K for the fiscal year ended October 28, 2007

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Note 2 - Joint Venture, Technology License and Other Agreements with Micron Technology, Inc., page 39

1.  We see your disclosures here and in Note 2 of the October 29, 2006 Form 10-K.  We note that in connection with the closing of the MP Mask joint venture agreement in 2006, you paid Micron $120 million and agreed to pay $7.5 million on each of the first and second anniversaries of the closing. We further note that you recorded accrued liabilities for the two $7.5 million payments due in 2007 and 2008. We note that your fiscal year 2007 statement of cash flows reflects a financing cash outflow to Micron of $7.5 million. Please address the following:

*  Please tell us how you have reflected the original transaction in your fiscal year 2006 statement of cash flows. In this regard, we note that you have only reflected an investing cash outflow of $120 million in 2006, however, we do not see where you have included the disclosures required by paragraph 12 of SFAB 95 relating to the $7.5 million payment due in each of 2007 and 2008.

*  In this regard, please revise future filings to include the disclosures required by paragraph 32 of SFAS 95 relating to noncash investing and financing activities.

*  Please tell us how your presentation of the $7.5 million payment to Micron in 2007 as a financing cash outflow complies with the guidance in paragraphs 18 and 20 of SFAS 95.

     The Company reported the $120.5 million cash payment portion of the investment in joint venture, technology and supply agreements as investing activities in the 2006 statement of cash flows. In Note 2 we disclosed that the total investment was $135.5 million and that the two $7.5 million payments due in each of 2007 and 2008 were recorded in accrued liabilities and other long-term liabilities, respectively, at October 29, 2006, which were properly excluded from our statement of cash flows. In future filings we will specifically disclose that each of the $7.5 million amounts payable are noncash financing activities.

     While paragraphs 18 and 20 of SFAS 95 state the types of investing and financing activities, please refer to Paragraph 17(c) of Statement 95 that indicates that payments "at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets" are reported as a source of cash outflows for investing activities. Since the two $7.5 million payments are due in one and two years, respectively, the Company did not consider them payable "soon" and therefore did not consider them investing activities. Accordingly, the Company reported the $7.5 million payment in 2007 as a financing activity rather than an investing activity in the statement of cash flows due to the long-term nature of the payments.

2.  We note that you used independent appraisals to allocate your $135.5 million investment among the MP Mask joint venture investment and the technology and supply agreements with Micron. Please revise future filings, beginning with your next Form 10-Q, to name the independent appraisal firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm and include its consent in the registration statement.

     In future filings the Company will omit disclosures relating to the use of independent appraisals, and will disclose that the fair value attributes of its total $135.5 million investment were determined using management's estimates and other factors.

3.  Please revise future filings to present your income for the MP Mask joint venture in a separate line item, as required by Rule 5-03.13 of Regulation S-X and to provide the disclosures required by Rule 4-08(g) of Regulation S-X or tell us why you do not believe this is required. In this regard, please quantify for us the income recorded in your financial statements relating to this joint venture for each of fiscal year 2006 and 2007.

     The Company's portion of the income (loss) from the MP Mask joint venture was $0 in fiscal year 2006 and a loss of $339,000 in fiscal year 2007, which was recorded in other income (expense), however it was not reported as a separate line item because the amounts were not material. Should the amount become material in subsequent periods, it will be reported as a separate line item in future filings. The Company has completed the tests required by Rule 4-08(g) and defined in Section 210.1-02(w) of Regulation S-X, and since the criteria of the tests were not met the disclosures were not applicable.

4.  We note that you hold a 49.99% interest in MP Mask by virtue of your payment of $127.5 million to Micron. We further note that it appears that Micron holds the remaining interest in MP Mask by virtue of its contribution of its existing photomask technology center located at its Boise, Idaho headquarters. We further note that in the first quarter of fiscal 2008, a capital lease agreement commenced with Micron and that as a result of this agreement, you will invest $190-$200 million in the purchase and equipping of the U.S. Nanofab. Please provide to us your analysis of your interest in MP Mask under FIN 46R as of October 28, 2007 and January 27, 2008. In this regard, discuss whether you hold a variable interest in MP Mask, whether MP Mask is considered a variable interest entity and whether you are the primary beneficiary. Cite any specific literature relied upon in your evaluation.

     We have concluded that as of the initial determination date and through October 28, 2007, MP Mask did not meet any of the scope exceptions in paragraph 4 of FIN 46R. Specifically, MP Mask did not meet the paragraph 4(h) scope exception because Photronics participated significantly in the design of the entity and MP Mask was not under the joint control of Micron and Photronics due to control rights afforded to Micron in the normal operations of the entity. MP Mask was determined to be a variable interest entity pursuant to paragraph 5(b)(2) of FIN 46R primarily because the product purchase agreements between MP Mask, Micron, and Photronics represents a variable interest and protects the holders of the equity investment at risk (Micron and Photronics) from the obligation to absorb the expected losses that would result from variability in the cash flows of MP Mask. Because of the limitations on the ability of either Micron or Photronics to transfer their respective equity interests in the joint venture without the prior approval of the other enterprise, Micron and Photronics are considered de facto agents pursuant to paragraph 16 of FIN 46R and therefore are considered related parties.

     The Micron and Photronics related party group’s aggregate variable interests clearly identified that related party group as the primary beneficiary. We then evaluated the criteria within paragraph 17 of FIN 46R to assess whether Micron or Photronics is most closely associated with MP Mask to determine which party is the primary beneficiary. In summary, the principal of this relationship is Micron as the ultimate purchaser of essentially all of the products produced by MP Mask and the holder of decision making authority in the ordinary course of business. Also, Micron contributed its existing photomask technology center to MP Mask, essentially outsourcing photomask production previously performed in house which indicates that the relationship and activities of MP Mask are more significant to Micron. In addition, we have qualitatively concluded that Micron absorbs a majority of the expected losses through their variable priced product purchase agreement to purchase from Photronics the MP Mask output that Photronics purchases from the joint venture at cost. This product purchase agreement ensures that Micron is absorbing the variability in product production costs and represents an implicit variable interest. For similar reasons as noted above, the design of the entity, although benefiting both Micron and Photronics, favors Micron due to the overall significance of the MP Mask production to their manufacturing process.

     Based on our assessment, we determined that Micron is the primary beneficiary under FIN 46R.

     Additionally, Photronics has not acquired additional variable interests in MP Mask from the inception of the joint venture and, in accordance with paragraph 15 of FIN 46R, is not required to reconsider whether it is the primary beneficiary nor do we believe in any event that there have been any other changes in facts or circumstances that would warrant a reconsideration as of October 28, 2007 or January 27, 2008.

     Separate from the MP Mask joint venture and our related 49.99% interest, the U.S. Nanofab facility is entirely owned by Photronics, as disclosed in the first quarter of fiscal 2008. The U.S. Nanofab facility was constructed by Micron for Photronics under a build-to-suit capital lease agreement for $61.7 million principal amount payable over a five-year term. Our total investment in the purchase and equipping of the U.S. Nanofab is expected to be $190-$200 million, which primarily includes equipment and the $61.7 million capital lease for the facility. The $190-$200 million investment in the U.S. Nanofab is separate and not interrelated with the MP Mask joint venture.

     As additional information outside of the FIN 46R analysis, we are aware that Micron consolidates the results of MP Mask within its financial statements.

Note 6 - Goodwill and Other Intangible Assets, page 41

5.  Please revise this note in future filings to disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class for each balance sheet date presented. Refer to paragraph 45 of SFAS 141.

     In future annual filings, the Company will comply with the Staff's comment. The disclosures of the gross values, accumulated amortization, net values and weighted average amortization periods for other intangible assets will be made for each balance sheet date presented. An example of the disclosure we will make in future annual filings in the "Goodwill and Other Intangible Assets" note follows (as of October 28, 2007):

As of October 28, 2007:

	Gross Value	Accumulated Amortization	Net Value	Weighted Average Amortization Period

Technology license agreement	$59,616	$ 5,630	$53,986	15 years
Customer lists	7,210	1,321	5,889	10 years
Supply agreement	6,959	2,461	4,498	10 years
Patents	156	28	128	10 years
Software and other	5,969	1,635	4,334	3 years

	$79,910	$11,075	$68,835

As of October 29, 2006:

	Gross Value	Accumulated Amortization	Net Value	Weighted Average Amortization Period

Technology license agreement	$59,616	$1,656	$57,960	15 years
Customer lists	7,210	557	6,653	10 years
Supply agreement	6,959	634	6,325	10 years
Patents	156	12	144	10 years
Software and other	2,227	1,546	681	3.4 years

	$76,168	$4,405	$71,763

Note 10 - Income Taxes, page 45

6.  We see you are subject to tax holidays in Taiwan and China. Please revise this note in future filings to include the dollar and per share effects of the holiday as required by SAB Topic 11.C.

     The Company's tax holidays for PKLT, one of the Company's subsidiaries in Taiwan, and PITC, the Company's subsidiary in China, were disclosed in the Company's Form 10-K for the year ended October 28, 2007. Each of these subsidiaries has incurred net operating losses since inception and full valuation allowances have been provided for the deferred tax assets related to these loss carryforwards due to the absence of positive evidence that the assets will be realized. Accordingly, there was no dollar or per share effect relating to the tax holidays. In future filings, the Company will comply with the Staff's comment and disclose the dollar and per share effects, if any, or state that there is no impact.

Note 16 - Geographic and Significant Customer Information, page 52

7.  Please revise future filings to include disclosure of long-lived assets by geographical area. In this regard, please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure.

     In future filings beginning with the Form 10-Q for the quarter ending April 27, 2008, the Company will comply with the Staff's comment and will include disclosure of long-lived assets, excluding intangible assets, by geographic area. An example of the disclosure we will make in future filings in the "Geographic and Significant Customer Information" note follows (as of October 28, 2007):

	2007	2006	2005

Total long-lived assets
Asia	$329,619	$331,270	$217,391
Europe	67,084	70,592	62,449
North America	134,875	41,775	132,589

	$531,578	$443,637	$412,429

Note 17 - Comprehensive Income, page 52

8.  Please revise future filings to disclose the amount of each component of accumulated other comprehensive income as presented on your balance sheet. Refer to paragraph 26 of SFAS 130.

     In future filings the Company will comply with the Staff's comment and will disclose the amount of each component of accumulated other comprehensive income as presented on its balance sheet in accordance with paragraph 26 of SFAS 130. An example of the disclosure we will make in future annual filings as of our October 28, 2007 Form 10-K date follows:

PHOTRONICS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
Years Ended October 28, 2007, October 29, 2006 and October 30, 2005
(in thousands)

					Accumulated Other Comprehensive Income					Compen-
										sation
	Common Stock Shares Amount		Add'l Paid-In Capital	Retained Earnings	Unrealized Investment Gains	Cash Flow Hedges	Foreign Currency Translation	Other	Total	on Restricted Stock	Share- holders' Equity

Balance at November 1, 2004	32,690	$327	$202,313	$134,667	$1,800	$(898)	$11,264	-	$12,166	$ -	$349,473

Comprehensive income:
Net income	-	-	-	38,653	-	-	-	-	-	-	38,653
Change in unrealized gains
on investments	-	-	-	-	(16)	-	-	-	(16)	-	(16)
Change in fair value of
cash flow hedge	-	-	-	-	-	112	-	-	112	-	112
Foreign currency translation
adjustment	-	-	-	-	-	-	1,588	-	1,588	-	1,588

Total comprehensive income	-	-	-	-	-	-	-	-	-	-	40,337
Sale of common stock through
employee stock option and
purchase plans	546	5	8,942	-	-	-	-	-	-	-	8,947
Restricted stock awards,
net of amortization to
compensation expense	18	-	300	-	-	-	-	-	-	(34)	266
Common stock issued in public
offering	8,050	81	162,771	-	-	-	-	-	-	-	162,852

Balance at October 30, 2005	41,304	413	374,326	173,320	1,784	(786)	12,852	-	13,850	(34)	561,875

Comprehensive income:
Net income	-	-	-	29,332	-	-	-	-	-	-	29,332
Change in unrealized gains
on investments	-	-	-	-	(1,109)	-	-	-	(1,109)	-	(1,109)
Change in fair value of
cash flow hedge	-	-	-	-	-	(35)	-	-	(35)	-	(35)
Foreign currency translation
adjustment	-	-	-	-	-	-	20,366	-	20,366	-	20,366

Total comprehensive income	-	-	-	-	-	-	-	-	-	-	48,554
Sale of common stock through
employee stock option and
purchase plans	151	2	2,078	-	-	-	-	-	-	-	2,080
Restricted stock awards,
net of amortization to
compensation expense	30	-	399	-	-	-	-	-	-	34	433
Stock-based compensation expense	-	-	1,340	-	-	-	-	-	-	-	1,340

Balance at October 29, 2006	41,485	415	378,143	202,652	675	(821)	33,218	-	33,072	-	614,282

Comprehensive income:
Net income	-	-	-	24,523	-	-	-	-	-	-	24,523
Change in unrealized gains
on investments	-	-	-	-	(458)	-	-	-	(458)	-	(458)
Change in fair values of
cash flow hedges	-	-	-	-	-	(1,024)	-	-	(1,024)	-	(1,024)
Foreign currency translation
adjustment	-	-	-	-	-	-	13,496	-	13,496	-	13,496

Total comprehensive income	-	-	-	-	-	-	-	-	-	-	36,537
Sale of common stock through
employee stock option and
purchase plans	80	1	972	-	-	-	-	-	-	-	973
Restricted stock awards,
net of amortization to
compensation expense	70	-	730	-	-	-	-	-	-	-	730
Stock-based compensation
expense	-	-	2,031	-	-	-	-	-	-	-	2,031
Other	-	-	-	-	-	-	-	(269)	(269)	-	(269)

Balance at October 28, 2007	41,635	$416	$381,876	$227,175	$217	$(1,845)	$46,714	$(269)	$44,817	$ -	$654,284

See accompanying notes to consolidated financial statements.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We thank you for your attention to this filing. If you or any other member of the Staff has any questions or comments concerning these responses, please contact either me at 203-740-5671 or Mr. Nicholas Colonese, Vice President, Controller at 203-740-5391.

Very truly yours,

/s/ SEAN T. SMITH

Sean T. Smith
Senior Vice President
Chief Financial Officer

cc:	Danielle Carbone
Shearman & Sterling LLP